OMV Investor News

April 20, 2007
7.00am (GMT) – 8.00am (CET)

Q1/07 Trading Statement

This trading statement from OMV provides basic information for the quarter ended March 31, 2007, including figures on the economic environment as well as OMV's performance during the period. The data on the economic environment show the development of the relevant crude prices and exchange rates. For the E&P segment we provide the expected development of production volumes and give some information on the key drivers of this development. An overview on refining margins and drivers for the R&M and Gas businesses is also included.

The OMV Group Q1/07 results will be reported on May 16, 2007. The information contained herein is subject to change and may differ from the final numbers that will be reported.

Economic environment

	Q1/06	Q2/06	Q3/06	Q4/06	Q1/07
Average Brent price in USD/bbl	61.78	69.59	69.60	59.60	**57.76**
Average Ural price in USD/bbl	58.26	64.84	65.81	56.48	**54.26**
Average EUR/USD FX rate	1.202	1.258	1.274	1.289	**1.311**
Average EUR/RON FX rate	3.564	3.517	3.542	3.479	**3.381**
Average USD/RON FX rate	2.964	2.796	2.779	2.702	**2.580**

Source: Reuters

Exploration and Production

	Q1/06	Q2/06	Q3/06	Q4/06	Q1/07
Total hydrocarbon production in boe/d	337,000	322,000	310,000	329,000	**322,000**
thereof Petrom	215,000	202,000	197,000	205,000	**202,000**

Overall Group oil and gas production in Q1/07 was approximately 322,000 boe/d. The decline compared to Q4/06 was mainly due to lower volumes in the UK, Libya, Tunisia and Romania. While lower production in the UK primarily resulted from maintenance work in Schiehallion, production levels in Libya were negatively affected by reduced OPEC quotas and in Tunisia by temporary technical problems. In Romania, lower volumes were mainly the consequence of the continuing natural decline. Temporary operational issues in the the Suplac area also resulted in lower production levels. The much weaker USD will negatively impact the Group results. Furthermore the strengthening of the RON against both USD and EUR continued, which impacts Petrom's results adversely. The differential between our realized crude price and Brent is expected to be higher than in Q4/06 due to the timing of liftings. The average Romanian regulated gas price for producers in Q1/07 increased to USD 154.05/1,000 cbm (RON 397.5), compared to Q4/06 (USD 140.85/1,000 cbm (RON 380.5)).

Refining and Marketing

	Q1/06	Q2/06	Q3/06	Q4/06	Q1/07
NWE refining margin in USD/bbl [1]	5.02	6.19	5.20	2.85	**4.11**
Med Urals refining margin in USD/bbl [1]	4.81	6.99	5.38	4.02	**5.70**
OMV indicator refining margin in USD/bbl	3.57	6.12	4.52	3.76	**5.25**
Total refining sales in mn t	5.61	5.58	5.87	5.91	**5.14**

[1] Source: Reuters

Actual refining margins realized by OMV may vary from the OMV indicator refining margin as well as from the market margins due to factors including a different crude slate, product yield and operating conditions. Refining margins recovered from the low level in Q4/06 and were higher than in Q1/06, mainly because of significantly increased gasoline spreads and the lower crude price. The weaker USD will have an adverse impact on the result in EUR. In addition to the seasonally lower sales volumes in the first quarter, the output of heating oil was below normal winter levels due to the particularly warm European winter. In general refinery utilization was high because of the inventory built ahead of the scheduled shutdown of the crude units in the refineries Schwechat in Austria and Arpechim in Romania as well as the partial shutdown at Bayernoil in Q2/07. Petrochemical volumes were at the level of previous quarters and petrochemical margins decreased compared to Q4/06, but were still higher than in Q1/06. Marketing volumes and margins were lower than in Q4/06.

Gas

The winter months showed seasonally a stronger demand for transportation and storage services. In addition, the start of operation of TAG Loop II at the end of 2006, resulted in a significant increase of contracted capacities. Because of the relatively mild weather throughout the winter sales volumes were almost stable compared to Q4/06. Petrom profited from gas price increases and a positive effect from withdrawals of storage quantities. EconGas recorded increased short-term wholesale and trading activities and in addition storage volumes have been successfully hedged.

At-equity consolidated companies

Petrol Ofisi experienced a seasonally weaker business environment compared to Q4/06. Whereas Q4/06 was boosted by significant FX effects due to the appreciation of the YTL against the USD, we expect the FX impact to be significantly lower in Q1/07. In Borealis, petrochemical margins are expected at a similar level to the last quarter.

Identified special items

Main special items are expected to include gains from the sale of the oil field Chergui in Tunisia (about EUR 14 mn) and a reversal of the impairment of an oil field in Kazakhstan of about EUR 13 mn (impaired in Q2/06) as the asset has been sold in April 2007.

Tax rate

Due to high taxed crude oil liftings in the quarter and the full taxation in Romania due to the phase out of the geological quota the effective tax rate of Q1/07 is expected to be higher than in Q4/06 and in line with the full year guidance of around 27%.

This trading statement contains forward looking statements, particularly those regarding hydrocarbon production; refining, retail marketing and petrochemical margins; refining and marketing sales; gas storage and gas sales volumes; identified special items and the effective tax rate. These forward looking statements are subject to risks, uncertainties and assumptions. These forward looking statements are only predictions based on OMV's current expectations and anticipated trends in its business. The actual results may differ materially from those expressed or implied by the forward looking statements and may include important unidentified or currently undisclosed items. Neither OMV nor any other person assumes responsibility for the accuracy and completeness of any of these forward looking statements. OMV will not update this trading statement to actual results or revised expectations. The information in this statement has not been audited.

For further information, please contact:

Ana-Barbara Kunčič, Investor Relations
Tel. +43 (1) 40 440-21600; e-mail: investor.relations@omv.com

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